AMENDMENT TO BYLAWS


                                  March 1, 2002


         On March 1, 2002, the Board of Directors amended Article III of the Bylaws by adding the following section:

                  "SECTION 3.14 DIRECTOR EMERITUS. A majority of the Board of Directors may at its discretion name a former Director to the honorary position of Director Emeritus. This position shall not carry with it any responsibility or authority to act on behalf of the Corporation or to direct the business and affairs of the Corporation."